EXHIBIT (12)

                    CENTRAL TELEPHONE COMPANY
        COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          (In Millions)



                           1993    1992     1991     1990    1989

Income before
extraordinary item and
cumulative effect of
changes in accounting
principles               $ 41.4  $ 71.6  $ 143.3  $ 100.9  $ 88.0
Income tax provision       13.7    29.1     62.3     43.4    31.3

Subtotal                   55.1   100.7    205.6    144.3   119.3

Fixed charges
 Interest charges          43.6    43.1     45.3     43.3    42.8
 Interest factor of
operating rents             7.4     7.3      6.9      6.4     5.6
 Pre-tax cost of
preferred stock
dividends of
subsidiaries                0.6     0.8      0.9      0.9     1.0

Total fixed charges        51.6    51.2     53.1     50.6    49.4

Earnings, as adjusted   $ 106.7 $ 151.9  $ 258.7  $ 194.9 $ 168.7



Ratio of earnings to
fixed charges              2.07 [1]  2.97  4.87 [2]  3.85    3.41

[1]Earnings as computed for the ratio of earnings to fixed charges includes the nonrecurring merger, integration and restructuring costs of $77.2 million recorded in 1993. In the absence of the merger, integration and restructuring costs, the ratio of earnings to fixed charges would have been 3.56 for 1993.

[2]Earnings as computed for the ratio of earnings to fixed charges includes the gain on the divestiture of the Company's Iowa and Minnesota operations of $91.6 million in 1991. In the absence of the gain on the divestiture, the ratio of earnings to fixed charges would have been 3.15 for 1991.